FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 11, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated September11, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:"Bedo H. Kalpakian"

(Signature)

Chairman & Director

Date: September 11, 2003

Exhibit 1.

SCHEDULE "A"

NEWS RELEASE

September 11, 2003

Symbols:

LVH.TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the "Company" or "LVH") is pleased to announce it has entered into a licensing agreement with Montana Overseas, the Master Licensing Agent for Real Time Gaming ("RTG"), (www.realtimegaming.com).  RTG is a leading software games solution provider that powers some of the most successful casinos on the internet. Currently, over fifty licensees worldwide are using the RTG platform.

The Company and RTG are presently in the process of integrating the software to allow Montana Overseas to offer the Company’s multiplayer games to their customers worldwide. This integration is expected to be complete for release in the marketplace during the fourth quarter of 2003.

LVH President and C.E.O., Mr. Jacob H. Kalpakian states, "We are delighted that RTG has selected the Company’s software as an offering to their licensees. RTG is a well known player in our industry with some of the best software in terms of player satisfaction and backend casino management.  The fact that they have selected to go with our software for their poker platform is a solid vote of confidence in our product."

The Company is also in the process of negotiating with several other established well known internet gaming entities to license the Company’s product.  It is also continually seeking to develop new innovative products.

Mr. Kalpakian adds, "We are looking to be an innovator in our industry not only with the types of games we offer for our licensees, but by looking to increase our revenue by entering recognized but emerging gaming verticals."

ABOUT THE COMPANY:

Las Vegas is a publicly traded company and through its wholly owned Antiguan subsidiary, Action Poker Gaming Inc. ("Action Poker") provides innovative Internet Software designed for the online gaming industry.  Action Poker is fully licensed by the Kahnawakee Mohawk Reserve near Montreal, Canada and has several licensees including Atlantis World Poker.com, Viet-Casino.com and Platinum Gaming Club.com in addition to its main operating website, Tiger Gaming.com.  Las Vegas specializes in creating multi-player interactive poker games featuring traditional games such as Texas Hold’em and Asian themed games such as Chinese Poker and Big 2.  The Company also became the first in the industry to recently introduce an online version of the popular California card room game Panguingue or Pan.

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the

Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company’s filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT (604) 681-0204, OR info@lvfh.com OR VISIT OUR WEBSITE AT www.lvfh.com

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

"Jake Kalpakian"

_____________________________

Jake Kalpakian,

President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O.BOX 10147, #1460 – 701 West Georgia Street

Vancouver, B.C.  V7Y 1C3

Tel: (6040 681-0204  Fax: (604) 681-9428

Website: www.lvfh.com   email: info@lvfh.com